Kevin J. Wolf's Resume

History with Wind Harvest

Kevin Wolf is a co-founder of Wind Harvest International (Wind Harvest). He first invested in the original Wind Harvest Company (WHC) in 1990, nine years after he guided George Wagner on a Friends of the River rafting trip on the Stanislaus River, now drowned behind the New Melones Dam. Wagner, who was the president of WHC told Wolf about the option of using wind turbines rather than building dams to produce clean, renewable energy and about how Bob Thomas's reoccurring dream started the company.

In 2000, Wolf began trading his and his company Wolf and Associates' staff time for shares in the Wind Harvest Company (WHC). The next year, he helped with the installation of the second and third Windstar 530Gs in Palm Springs that proved the coupled vortex effect and led to its international patenting in 2004.

Wolf started working full time with WHC in early 2006 as its CEO with the objective of forming Wind Harvest International (Wind Harvest) and solving capitalization problems that the almost 30-year-old WHC was facing. In 2006, with more than 90 percent of the WHC shareholders voting in favor, Wolf helped form the new company new

Wolf developed and led all Wind Harvest grants and related projects, including the 2010 CEC EISG funding for the computer modeling of the *Coupled Vortex effect in low solidity VAWTs (*by Iopara Inc. August 2011).

Wolf, Wagner and Thomas worked to get the company to the point where it could attract a Series A around investment. This finally occurred in 2012. Wolf moved to focus on sales while the new Preferred shareholders brought in Julian Stills to lead the European development and testing of what were then called the 636G-3 and 636G-4 VAWTs and the G168 VAWT. Now these are called the *Wind Harvester* prototypes v1.0, v2.0 and v3.0.

Subsequent design problems in v3.0 led Wolf to take over as the facilitator of the engineering, certification and manufacturing efforts in January 2015. The first thing he did was hire Dr. David Malcolm, freshly retired from 35 years in wind turbine engineering. The initial task was to get the turbine operating in order to collect strain gauge and validate Dr. Malcolm's computer models. This was successful and led to Wolf's supervision of the engineers' production of the Design Evaluation documents for and the completion of the design of the Wind Harvester v3.1.

During this time, Wolf also developed the relationship and preliminary work that led to the advancement of Wind Harvest's projects in Barbados, California and Scotland. He supervised the rewriting and design of the company's website and oversaw the company's administration.

In January 2019, Wolf recruited Peder Hansen to become the company's Chief Engineer. In September 2019, Wolf became the President of Wind Harvest and assumed the role of bringing in needed investments including leading on the Wefunder crowdfunding campaign

Education and Career

Wolf graduated from UC Davis with a BS in Evolution and Ecology. Soon after his graduation in 1980, he became the director of organizing for Friends of the River, where among other experiences, he became an expert on consensus-based facilitation. After ten years of helping many new river groups form and boards of directors go through strategic planning processes, he started his own consulting company, Wolf and Associates.

Here, along with conducting trainings and facilitating meetings, Wolf facilitated consensus-based processes in two major environmental disputes (management of the New Melones Reservoir, and the San Joaquin River pollution that caused a dissolved oxygen problem in the Port of Stockton) between agriculture, urban and environmental stakeholders. He and his company also developed metadata driven watershed web portals so that stakeholders could share information important to reaching consensus on how to best prioritize and fix the problems the watershed's environmental problems

Personal

Wolf and his wife, Linda Cloud, are the co-founders of and live at the N Street Cohousing Community in Davis, Calif., the oldest cohousing community in the country and the best example of a "retrofit" development. Currently, 60 members, consisting of adults and children ages 2 to 72 live in more than 20 homes in the community and often eat, play and work together, and use the N Street method to make decisions by consensus with a fallback super-majority voting process.

Wolf is the chair of the board of directors of the California Clean Money Action Fund. This group recently passed the CA DISCLOSE Act that requires the "real" top funders of election ads be listed on the ads themselves. Wolf believes this type of transparency is needed to make elections fairer and less under the control of whomever has the most money to spend.

Jan. 2006- present   **Wind Harvest**. President, Sept. 2019

1992-present **Wolf and Associates**. As the founder, owner and principal, Wolf started this consulting company to help non-profits, government agencies and businesses with their strategic planning, working most often with the CEOs and boards of directors. He soon expanded into facilitating and supporting watershed planning and dispute resolution. He was the lead mediator/facilitator in two complex, multi-year disputes in California's San Joaquin River system. One of the keys to consensus-based solutions with traditionally antagonistic stakeholders is to provide equal access to information. Wolf was a pioneer in using the web and email as new tools to help build trust and clear communication. He expanded his company into creating web "portals" to metadata-based libraries using open source software. The web portal part of the business continues under the leadership of Wolf's former partner, David Siedband.

1980-1992 **Friends of the River.** Wolf started as a part-time whitewater rafting guide organizer during the Stanislaus River campaign while a student at UC Davis. He then helped start and run the statewide Water Conservation and Efficiency Initiative in 1981-1982. He began working full time for F.O.R. in 1983 as its Director of Organizing, creating numerous internal "businesses" that advanced the organization's mission while generating a net income to help expand its operations. He became F.O.R.'s development director in 1990 and helped raise a record amount of income for the organization before starting his own consulting company.

1975 – 1980   UC Davis Student, director of whitewater program of UC Davis' Outdoor Adventures; summer river guide with ECHO, the Wilderness Company.

Consensus-based Facilitation and Strategic Planning Clients and Projects
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Adopt-A-Watershed Facilitation Training - Annual training at national school.
Arbuckle Unified School District; Facilitation training for teachers
Big Chico Creek Watershed Alliance: Watershed Assessment public workshops
Bike Forth: Training in consensus-based decision making and meeting facilitation
Cache Creek Watershed Forum: member of Steering Committee
California Clean Money Campaign: five years of facilitating strategic planning meetings
California Disclose Act: ongoing facilitation of grassroots leadership statewide meetings
California Native Grasslands Association: Strategic planning and facilitation
Cal Trout: Strategic planning for board of directors and organizations
California Urban Forest Advisory Committee: Facilitation training, strategic planning
California Urban Forest Council: Regional meetings, statewide summit and strategic planning.
Camp DresserMcKee: Website strategic planning
City of Davis: City Council strategic planning retreats and General Plan public involvement
City of Oceanside: Waste Transfer Facility Siting public involvement process
City of Oceanside: Harbor Beach Community Planning Area public involvement process
City of Oceanside: Buena Vista Lagoon strategic planning process
City of Oceanside: Oceanside Beach Resort workshop
City of Oceanside: Flood Insurance Relief along the San Luis Rey River workshop
City of Oceanside: City Airport public review workshop
City of Sausalito: Fire and Police Facilities public meetings
City of Sausalito: Business Development Planning
Clark Construction: Training executives, supervisors and project managers in meeting process
Coordinated Resources Management Plan, Feather River: Expert/scientist consensus building.
Davis Community Television: Strategic planning for board of directors
Davis Community Network: Strategic planning for board of directors
Dept. of Health Services: Public consensus building on implementing State Water Protection Act
Dos Pinos Housing Co-operative - Board trainings in decision-making
Facilitation training: Various public workshops and classes, and customized trainings.
Florida Environmental Education: Facilitate symposia for meeting state education standards.
Friends of the Trinity River: Strategic planning and grant consulting
Frogsong Cohousing: Meeting facilitation and consensus training
Girl Scouts Tierra del Oro Chapter: Strategic planning and survey development
Girl Scout Councils of Northern California: Executive officers strategic planning.
Jones and Stokes: Website strategic planning. Conceptual modeling and criteria development
Kern County Neighbors for Quality Air, Water and Growth: Strategic planning
Local Government Commission: State and local energy options - goals and strategies.
Local Government Commission: Facilitation training.
Los Molinos Unified School District: Facilitation training for teachers

Marin Emergency Radio Authority: Public meetings
*MetaPartne*r: Planning for and testing of this metadata software tool.
Michael Fields Agricultural Institute: Board strategic planning retreat.
Mill Creek Conservancy: Public participation in watershed strategic planning
Muir Commons Cohousing: Training in meeting facilitation and consensus
Nepenthe Community: Strategic planning and large membership meeting facilitation
Northern California Solar Energy Association: Strategic Planning and annual board meetings
People United for a Better Sacramento: Strategic Planning and facilitation
Public Officials for Water and Environmental Reform: Three California Assembly processes.
Public Officials for Water and Environmental Reform: Co-founder and consultant for 15 years of the annual California Water Policy Conference
Rancho Yolo Homeowners Association: Facilitation of strategic planning on how to own their land
River Partners. Three years of board strategic planning retreats. Communication strategic plan.
Sacramento River Discovery Center. Board strategic planning and facilitation training.
Sacramento Valley Environmental Water Caucus. Plenary meetings and steering committee.
Salmonid Restoration Federation: Board strategic planning
San Joaquin River Dissolved Oxygen TMDL Stakeholder Process: Facilitated and coordinated five years of consensus based meetings. Developed conceptual map and decision-making criteria.
7th Congress on American Forests, Three workshops for public "consensus" decision-making.
Southside Cohousing: Consensus and facilitation training
Stanislaus River Stakeholders: 3 year consensus-based process to re-operate New Melones Dam
State Coastal Conservancy: Strategic planning for the use of web tools
The Nature Conservancy: Good Neighbor Management Meetings
Train Riders Association of California: Board decision making process
Two Acre Wood Cohousing – facilitation training and decision making planning
UC Davis: Facilitation training for two different departments.
UC Davis Sustainable Agricultural Research & Education Program. Annual strategic planning.
UK Cohousing Network: Training in facilitation and effective meetings
US Bureau of Land Management: Strategic planning for Cosumnes River Preserve
US Bureau of Reclamation: Upper Klamath Lake Endangered Species biological planning.
US Bureau of Reclamation: Water transfer trainings
US Fish and Wildlife Service: Interagency dispute resolution.
US Fish and Wildlife Service: Yuba River - Englebright Dam Public Workshops.
US Fish and Wildlife Service: Coleman Fish Hatchery Public Review Process
Washington Water Trust: Strategic planning and board facilitation
Water On-line: Facilitation of engineers, system administrators, and policy leaders
Wildlife Network: Strategic planning for national and bioregional predator protection efforts.
Yolo County Economic Development Council: Mission, goals and committee development
Yolo RCD: Watershed web library development
Yolo/Solano Air Quality Management District: Strategic planning

Education: In 1980, Wolf graduated with a B.S. in Zoology (now called Evolution and Ecology) from UC Davis. He has attended numerous workshops and trainings in facilitation, negotiation and planning.

Other Information:
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Author: *The Makings of a Good Meeting.* Downloadable at
http://wolfandassociates.com/facilitation/index.htm

Volunteer positions
City of Davis: Chair of the General Plan's Housing Task Force. Member of the Blue Ribbon Commission on Governance. Member of the Energy Task Force. Co-chair of two Parks Tax campaigns. Organizer of successful Open Space Tax.

Davis Food Co-op: Board member six years. Board President 1985-1986. Board member 2008-2010 where he became fluent in Policy Governance.

Davis Community Network; Past Board Treasurer and four-year board member of this non-profit organization dedicated to making the Internet work for the community.

N Street Cohousing – co-founder and ongoing member of the first "retrofit" cohousing community in country. Project manager for 3600 sq ft construction of new common house.

Christine Nielson President, Wind Harvest Pilot Project, Inc.

Between 1987 and 1990, Christine started and directed a non-profit in the Mixteca Alta region of Oaxaca, Mexico, working with Triqui women on a project focused on wool weaving and natural dyeing.

Christine founded Coyuchi, Inc. in 1991. It was the first US company to manufacture and sell quality bedding and bath products made from organic cotton. The business not only pioneered the use of organic cotton but was one of the first to promote Fair Trade- produced fiber and finished products. This contributed significantly to an improved quality of life for farmers in India who grew the cotton and supported their biodynamic farming practices.

Christine became a founding member of Vermi Vision, a vermicompost research company that spent 3 years studying and documenting the agricultural benefits of high quality vermicompost on horticultural crops and and turf.

Currently, Christine focuses her time on issues related to climate change and voter turnout. She also serves on the boards of several green companies. Since 2012, she has been an investor in and advisor to Wind Harvest International and is currently serving as President of their subsidiary Wind Harvest Pilot Project Inc.

Christine graduated from UCLA in 1965 with a degree in English Literature and from Whittier College in 1966 with an elementary teaching credential.

Cornelius Alexander Fitzgerald

160 Crane Drive San Anselmo, California 94960
c.fitzgerald@cleanenergyholdingsllc.com

Goal for Work: Continue to do work worth doing. Listen more than speaking and consistently evolve from a static leader toward helping identify what an organization needs and executing on those needs.

EXPERIENCE

5/19 – Current **Clean Energy Holdings, LLC**   San Francisco, California
President, Co-Founder
- Created technology driven, renewable energy investment platform
- Developed investment commitments of ~$1B+; active project developments of ~$2B+
- Organized proprietary and non-proprietary project identification and due diligence system
- Negotiated with capital partners for development, construction and permanent financings
- Led and negotiated strategic alliance partnerships to balance investment platform competencies

1/12 – 2020 **Wind Harvest International, Inc.**   San Francisco, California
Director of Finance and Strategy
- Helped lead with the development of innovative wind turbine design from prototype to commercially viable product
- Identified and hired expertise needed to evolve company into professional organization
- Negotiated several equity investment term-sheets and led overall deal construction
- Supported the company across disciplines to provide team what it needed to grow
- Represented the identity/story of the company in varied business and social contexts globally

5/10 – 1/12 **Wells Fargo, One Wells Fargo Strategy Group**   San Francisco, California
Strategic Planning Consultant
- Led aspects of execution strategy for largest merger in Financial Services history (~30M accts)
- Analysis and business plan re-design for $20B Family Wealth Management business
- Developed synthesis of business impact from new technologies on traditional bank 'branch' network
- Contributed to re-structuring strategy/implementation for $25B per year Consumer Credit business
- Created multiple business process improvements to enhance banks effectiveness and increase customer experience across banking channels

10/09 – 4/10 **Keiretsu Forum, Angel Investing Group**   San Francisco, California
Associate
- Created formal due diligence guideline for consistent investor evaluation of ventures
- Deal screening to determine viability of Entrepreneur pitching to Angel Investor forums

5/06 – 2/08 **Patpatia & Associates, Inc.**   Berkeley, California
Associate Consultant
- Acted as lead consultant to client on $20M+ national growth initiative for innovative product design, development and securing national distribution access
- Developed team leadership skills managing day-to-day activities for 5 consultants & balancing 3 major projects simultaneously
- Demonstrated presentation skills during NYSE firms' Board of Directors meeting & institutional sales meetings with 30+ financial service firms
- Formulated financial model leveraged in client's decision to fund a new national growth initiative
- Consistently volunteered for difficult tasks to extend my core competencies
- Authored insurance trade article published and distributed to 900 CEO's
- Co-authored clients national marketing campaign: e.g. copy and layout for website & print
- Created multiple detailed project plans to create implementation blueprints for client firm

EDUCATION

Dominican University of California
MBA in Sustainable Enterprise   May 2010
- Systemic Thinking Activities:

- - Initiated systemic review of $50M Natural Beef business & designed tangible action steps
    - Facilitated management decisions surrounding complexity & future uncertainty
  - HIP Investor Intern: development of scorecard analytic for HIP500 portfolio product offering

University of Arizona
Eller College of Business, Bachelor of Science in Finance, GPA: 3.4   December 2004
- Selected for merit based portfolio management ($1M) class with MBA students
- UBS Financial Services Intern: created research/updates within $42M retail asset mgmt. portfolio

ACTIVITIES

- Board Member: Country Natural Beef, $50M co-operative of family owned ranches
- Travel: Brilliant to learn different perspectives, historical reference points and stay engaged globally
- IRONMAN 70.3 triathlons

Teresa McLean | Secretary of the Board

Biography

Teresa has twenty years of experience supporting executives and directing operations and knows how to help get the best out of people.

She holds a bachelor's degree in Business Management from Walsh University (Ohio) and two master's degrees. Teresa supported the executive director of the Library, Information, & Technology Services and the Provost / Vice President of Academic Affairs during part of her education. She is passionate about environmentally sustainable solutions in our stewardship of the earth's ecosystem and believes in Wind Harvest's contribution to that mission. Teresa is excited and finds it a privilege to utilize her administrative experience, operations experience, and creative problem-solving skills in the role of Director of Operations.

Experience:

Executive Assistant to the Director, OSU PIIO
The Ohio State University · Full-time
Sep 2020 - Sep 2021 · 1 yr 1 mo

Office Administrative Associate
OSU CCC Pelotonia Institute for Immuno-Oncology · Full-time
Oct 2019 - Sep 2020 · 1 yr
Columbus, Ohio

Asbury Theological Seminary / Asbury Theological Seminary
7 yrs 4 mos7 yrs 4 mos
Executive Assistant to the Provost / Vice President of Academic Affairs
Jan 2018 - Oct 2019 · 1 yr 10 mos
Wilmore, KY

Admin. Assistant - B L Fisher Library
Jul 2012 - Dec 2017 · 5 yrs 6 mos